Room 4561

January 22, 2007

Mr. Gary C. Kaufman
Executive Vice President, Finance and Administration
and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046

> **Re: Micros Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Filed September 13, 2006**
> **File No. 000-09993**

Dear Mr. Kaufman:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Disclosure (Excluding Share-based Compensation Expense), page 36

1.   We believe your non-GAAP operating statement columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.

Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

2.   We also note that your disclosures regarding the non-GAAP presentation here and on page 80 are very limited and do not appear to comply with our non-GAAP guidance. Please revise your disclosures to provide substantive information related to all of the requirements in 10(e) of Regulation S-K, Section G of SAB 107 and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Alternatively, explain to us why you believe that your current disclosures comply with this guidance. Similar concerns apply to your Form 10-Q for the quarter ended September 30, 2006 and your Form 8-K filed on October 31, 2006.

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

3.   We note that you refer to SAB 104 in discussing revenue recognition for hardware. Please explain to us how you determined that these revenues are outside the scope of SOP 97-2 and tell us more about why hardware revenue is typically recognized upon shipment. As part of your response, address the acceptance provisions and their applicability to any hardware provided as part of your arrangements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief